TenX Keane Acquisition

500 Fifth Avenue, Suite 938

New York, NY 10110

May 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Monick
Mary Beth Breslin

Re:	TenX Keane Acquisition
Registration Statement on Form S-1, as amended
Filed May 19, 2021
File No. 333-256271

Dear Ms. Monick:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, May 13, 2022, at 9:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ Xiaofeng Yuan
Xiaofeng Yuan
Chief Executive Officer

cc:	The Crone Law Group P.C.
Lucosky Brookman, LLP